Exhibit 99.1

1. Pursuant to a convertible promissory note (the “Note”) issued by the Issuer, the Reporting Person acquired a $24,498 unsecured Note on March 31, 2011. With the exception of the unsecured Note being subordinated to and superceded by senior Note holders, the Note was acquired on substantially the same terms and conditions.  The shares were issued pursuant to the Note under which the Issuer issued one share for each dollar invested in the Note. All unpaid principal, together with any accrued but unpaid interest and other amounts payable on the Note, shall be due and payable on the earlier of (a) one year from the issuance date of the Note, or (b) when such amounts are declared due and payable by the Reporting Person or made automatically due and payable upon or after the occurrence of an event of default under the Note.  The Issuer may prepay the Note in whole or in part at any time prior to the maturity date.  The Note provided that upon maturity and at the option of the Issuer, the Note may be extended for a period of one (1) year under the same terms as the original Note at an interest rate of 15%.  In consideration for implementing the extension feature, the Reporting Person, as holder of the Note, will receive one additional share of common stock from the Issuer for each dollar invested in the Note.

2. The Reporting Person, as holder of the Note, at his option and so long as the Issuer has a sufficient number of shares of common stock reserved and available for issuance, may convert all or part of the sum of the outstanding Note principal into such number of shares of common stock at any time after a registration statement for such shares to be issued pursuant to the Note is filed with and declared effective by the SEC.  The Note may be converted to shares of common stock based on a 25% discount to market price based on the preceding 20 day average share price, subject to certain adjustments including stock splits and combinations as described in the Note.